July 21, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re: Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Form 10-Q for the quarterly period ended December 30, 2005
Commission file #: 001-06227

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief